

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via Email
Yasser Rezvi
President/Director
Dryrock Funding, LLC
100 S. West Street
Office 120
Wilmington, DE 19801

Re: **Dryrock Funding LLC (Barclays Bank Delaware)**
        Registration Statement on Form S-3
        Filed June 13, 2012
        File No. 333-182087

Dear Mr. Rezvi,

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

2. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets not previously described, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which

requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus
Credit Enhancement, page 9
Derivative Agreements, page 56

4. We note that you indicate that the "notes may have the benefit of one or more derivative agreements, including interest rate or currency swaps" and the "notes may have the benefit of one or more derivative agreements, which may be a currency swap or interest rate swap." Please confirm that derivatives will be limited to interest rate and currency swaps and revise the disclosure to clarify this point, as appropriate. Please refer to Item 1115 of Regulation AB.

BBD's Credit Card Business, Underwriting and Account Management Procedures, page 32
Sources of Funds to Pay the Notes, General, page 49

5. We note that with respect to portfolio purchases, purchased accounts "may not have been subject to similar underwriting process as accounts originated by BBD." Please provide bracketed disclosure regarding how the purchased accounts deviate from BBD's disclosed underwriting criteria and a description of BBD's "performance expectations" or other selection criteria that BBD uses when purchasing those portfolios. In addition, please provide bracketed disclosure for the data on the amount and characteristics of those assets that did not meet the disclosed standards and other disclosure regarding those assets as required by Item 1111(a)(8) of Regulation AB.

Sources of Funds to Pay the Notes, General, page 49
Addition of Assets, page 53

6. We note that accounts are sold directly into and removed directly from the issuing entity, which you refer to as an issuance trust. In many issuance trust structures, the underlying asset is a security issued by a related master trust. Please supplementally confirm that none of the assets of the issuing entity will be subject to registration pursuant to Rule 190.

Addition of Assets, page 52

7. We note that Additional Accounts purchased by the issuing entity in subsequent transactions, "may have characteristics, terms and conditions that are different from those of the Receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. The pertinent characteristics of the Receivables in the issuing entity are described in the related prospectus supplement." Please provide bracketed disclosure with respect to the differences between the underwriting criteria for Additional Accounts and the

underwriting criteria for the accounts already included in the issuing entity's Portfolio. Please refer to Item 1111(g)(7) of Regulation AB.

<u>Representations, Warranties and Reassignment of Assets</u>, *Additional Representations and Warranties in the Prospectus Supplement*, page 59

8. We note your statement here that the indenture trustee will not review the receivables. Given your disclosure regarding the review required by Rule 193 under the Securities Act, please clarify here (and in the base prospectus if appropriate) that while the trustee will not perform such a review, what review will be performed by the depositor/issuer. It may be appropriate to add a cross-reference to where you provide the relevant disclosure regarding such review.

<u>Issuing Entity's Annual Compliance Statement, page 74</u>

9. Please provide additional disclosure to clarify the content of the annual compliance statement.

<u>Prospectus Supplement</u>
<u>Risk Factors, page S-12</u>

10. We note that the prospectus supplement includes a single bracketed risk factor. Please review your risk factors and confirm that they include the most significant factors that make an offering speculative or risky and that, if appropriate, additional factors that make an offering speculative or risky will be added to the prospectus supplement. Please refer to Item 503(c) of Regulation S-K. In particular, consider whether to add risk factors to address recent news regarding Barclays, if appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact David Beaning (Special Counsel) at (202) 551-6455 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Alan M. Knoll, Esq.
       Orrick, Herrington & Sutcliffe